FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated November 7, 2014

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS
(Exact Name as Specified in its Charter)

BrasilAgro – Brazilian Agricultural Real Estate Company

U(Translation of Registrant’s Name)

1309 Av. Brigadeiro Faria Lima, 5th floor, São Paulo, São Paulo 01452-002, Brazil

U(Address of principal executive offices)

Julio Cesar de Toledo Piza Neto,

Chief Executive Officer and Investor Relations Officer,

Tel. +55 11 3035 5350, Fax +55 11 3035 5366, ri@brasil-agro.com

1309 Av. Brigadeiro Faria Lima, 5th floor

São Paulo, São Paulo 01452-002, Brazil

U(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): U

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): U

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Earnings Release

Quarter ended

September 30, 2014

São Paulo, November 6, 2014 – BrasilAgro (BM&FBOVESPA: AGRO3) (NYSE: LND), the Brazilian leader in acquiring and developing rural properties that offer high potential for price appreciation in Brazil, announces its consolidated results for the quarter ended September 30, 2014. The consolidated quarterly information is prepared in accordance with International Financial Reporting Standards (IFRS).

Highlights

     Net revenue of R$ 50.7 million in 1Q15.

     Net income of R$ 1.6 million in 1Q15.

     Adjusted EBITDA of R$ 5.5 million in 1Q15.

    Estimated area transformed of approximately 10,000 hectares during the period.

    Estimated planted area of approximately 82,000 hectares during the harvest 14/15.

Message from Management

We began harvest year 2014/15 with the soybeans plantation, sale of part of the 2013/14 grain production and sugarcane supply, totaling net revenue of R$ 50.7 million.

The estimated planted area for the harvest year 2014/2015 is 82,182 hectares in Brazil and Paraguay. Considering the estimated commodities prices and the high volatility and low productivity in new areas (areas in the 1st and 2nd year of planting), we’ve decided not planting in these areas at some properties. To continue the development process in these areas, we will cover the soil with cover crops grasses, which will protect the soil and contribute to the stabilization of the direct planting system.

In addition to the reduction in the planted area, in June 2014 we ended the agricultural exploration partnership in 7,699 hectare area in Bahia (“Partnership Farm I”). The partnership began in the 2012/2013 harvest and the properties were not as profitable as expected.

During the 1Q15 we began the transformation of an area of approximately 10 thousand hectares, as the transformation process goes through several stages, from cleaning to soil correction, the conclusion of the investments in these areas will be discussed during the year.

                * estimated as of November 5, 2014.

We believe that the measures taken to improve the results of the farming operations are in line with BrasilAgro’s strategy and we are confident in our ability to deliver results and identify innovative and efficient solutions to continue growing in a consistent manner and adding value for our shareholders.

Release 1Q15	2

Property Portfolio

At the date of this release, the Company’s property portfolio consisted of 276,440 hectares across five

Brazilian states and Paraguay, as shown in the table below:

Properties	Location	Acquisition Date	Project	Total Area	Arable Area
				ha	ha
Cremaq Farm	Baixa Grande do Ribeiro/PI	Oct / 06	Grains	27.807	18.622
Jatobá Farm	Barreiras/BA	Mar / 07	Grains and cotton	31.606	24.254
Alto Taquari Farm	Alto Taquari/MT	Aug / 07	Sugarcane	5.186	3.666
Araucária Farm	Mineiros/GO	Apr / 07	Sugarcane	8.124	5.982
Chaparral Farm	Correntina/BA	Nov / 07	Grains and cotton	37.182	27.414
Nova Buriti Farm	Januária/MG	Dec / 07	Florest	24.247	19.004
Preferência Farm	Barreiras/BA	Sep / 08	Grains and Pasture	17.799	14.237
Parceria II Farm	Ribeiro Gonçalves/PI	Nov / 13[1]	Grains	7.181	7.181
Cresca[2]	Boquerón/Paraguai	Dec / 13	Grains and Pasture	117.307	59.619
Total				276.440	179.979

1- BrasilAgro entered into an agricultural exploration partnership at the Parceria II Farm for up to 11 harvests.

2- Total property area, BrasilAgro has a 50% equity interest in Cresca S.A.

     Development of Areas

On September 30, 2014, 17% of our properties were developed, 33% were under development and 50% were still undeveloped.

Due to the difficulties we have been facing in regard to obtaining licenses for the Nova Buriti Farm, we are studying the best options for the future of the property.

During the 1Q15 we began the transformation of an area of approximately 10 thousand hectares, as the transformation process goes through several stages, from cleaning to soil correction, the conclusion of the investments in these areas will be discussed during the year.

Release 1Q15	3

Agricultural Operations Performance

Up to the publication of this release, our estimated planted area for the 2014/2015 harvest year is 82,182 hectares, composed of soybean, corn, sorghum, sugarcane, and pasture.

The table below gives a breakdown of planted area by farm:

Planted Area	Sugarcane	Soybean	Corn	Pasture	Other Grains	2nd Corn	Total
						Crop
Cremaq Farm		15,291	1,966			6,141	23,398
Jatobá Farm		7,791	1,164				8,955
Alto Taquari Farm	3,144						3,144
Araucária Farm	4,254						4,254
Chaparral Farm		10,726	2,540				13,266
Preferência Farm				6,604			6,604
Partnership II Farm		7,487				2,400	9,887
Cresca (Paraguay)		5,992	3,293	2,795	594		12,674
Total 14/15	7,398	47,287	8,963	9,399	594	8,541	82,182

Total planted area is subject to changes until the end of planting, expected for the begging of December in the properties in Brazil and for the end of January for the properties in Paraguay.

     Grains

We intend to plant a total of 47,287 hectares of soybean, 8,963 hectares of corn and 8,541 hectares of second-crop corn. Up to the publication of this release, we had completed the planting of 10% of the soybean area in the Cremaq, Jatobá, Chaparral and Parceria I farms.

Planting is scheduled to begin in Paraguay in December 2014.

     Sugarcane

The Alto Taquari and Araucária farms are entirely planted with sugarcane and are currently in the harvest phase. We delivered 377 tons to ETH in 1Q15. These properties are part of the agreement to supply sugarcane to ETH Bionergia for two complete sugarcane crop cycles (i.e. six harvest years with five harvests).

Release 1Q15	4

The chart below shows the sugarcane results appropriate at sugarcane harvest year (April to November) and at Company’s fiscal year (July 1 to June 30):

Sugarcane harvest year results		year calendar
	2013	2014	2015
Tons harvested	662,674	512,271	-
Hectares harvested	8,062	5,138	-
TCH - Harvested Tons per Hectares	82.20	99.69	-

Sugarcane fiscal year results		July 1 to June 30:
	2012/2013	2013/2014	2014/2015
Tons harvested	1,047,792	570,820	377,111
Hectares colhidos	10,951	7,583	3,875

     Pasture

The Preferência farm has 6,604 hectares of pasture, 3,884 hectares of which are leased to third parties for cattle raising. In Paraguay we have 2,795 hectares of pasture, 970 hectares of which are leased to third parties for cattle raising.

     Cattle raising

In September 30, 2014 Cresca owned 1,620 heads of cattle in Paraguay.

Release 1Q15	5

Financial Performance

The consolidated financial statements were prepared and are being presented in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board.

EBITDA and Adjusted EBITDA

EBITDA (R$ thousand)	1Q15	1Q14	Change
Gross Profit (loss)	7,954	2,731	191.2%
Selling expenses	(848)	(1,966)	-56.9%
General and administrative expenses	(7,076)	(6,631)	6.7%
Other operating income/expenses, net	(1,343)	(445)	201.8%
Depreciation and amortization	6,618	7,180	-7.8%
EBITDA	5,305	870	510.1%

Adjusted EBITDA (R$ thousand)	1Q15	1Q14	Change
Gross Profit (loss)	7,954	2,731	191.2%
Elimination of gains on biological assets (grains and sugarcane planted)	(3,451)	2,555	n.a.
Selling expenses	(848)	(1,966)	-56.9%
General and administrative expenses	(7,076)	(6,631)	6.7%
Other operating income/expenses, net	(1,343)	(445)	201.8%
Hedge results	2,219	(669)	n.a.
Adjusted Depreciations [1]	4,005	3,243	23.5%
EBITDA Cresca[2]	3,997	-	n.a.
Adjusted EBITDA	5,457	(1,182)	n.a.

1- Adjusted depreciation includes depreciation of the already harvested grain and sugarcane cropsl.

2- Considers 50% of Cresca’s EBITDA.

EBITDA was calculated as gross profit adjusted by general, administrative, and selling expenses, other operating revenue and expenses and depreciation expenses. Adjusted EBITDA was calculated by excluding biological assets in progress (sugarcane and grains) and adjusting for the harvest’s derivative results and depreciation expenses, including the depreciation of fixed assets of the farms and administrative installations, developed areas and permanent crops.

The Cresca’s EBITDA includes the sale of 24,624 hectares in the amount of US$ 14.8 million held in April 2014, which was recorded in 1Q15 after the grant of the deed, which occurred in July 2014.

Release 1Q15	6

Income Statement

Revenues (R$ thousand)	1Q15	1Q14	Change
Revenues from grains	25,758	14,948	72.3%
Revenues from sugarcane	26,002	25,632	1.4%
Revenues from leasing	386	222	73.9%
Revenues from farm sale	-	-	n.a.
Other revenues	1,178	246	378.9%
Deductions from gross revenue	(2,615)	(1,804)	45.0%
Net Sales Revenue	50,709	39,244	29.2%
Change in fair value of biological assets and agricultural products	7,774	1,190	553.3%
(Impairment) Reversal of impairment of net realizablevalueof agricultural products ae r harvest	(1,973)	(15)	13053.3%
Net Revenue	56,510	40,419	39.8%
Cost of agricultural products sale	(48,556)	(37,688)	28.8%
Cost of farm sale	-	-	n.a.
Gross Profit (loss)	7,954	2,731	191.2%

Net Revenue from Sales

Revenue (R$ thousand)	1Q15	1Q14	Change
Total	50,709	39,244	29.2%
Soybean	17,246	10,233	68.5%
Corn	6,943	4,089	69.8%
Sugarcane	25,318	24,884	1.7%
Leasing	317	(96)	n.a.
Services	136	-	n.a.
Others	750	134	458%

Tons	1Q15	1Q14	Change
Total	418,811	418,690	0.0%
Soybean	18,701	10,519	77.8%
Corn	22,949	11,668	96.7%
Sugarcane	377,111	396,309	-4.8%
Others	50	193	-74.1%

In 1Q15, net revenue from sales totaled R$50.7 million, an increase of 29.2% from the same quarter in the previous fiscal year.

Grain net revenue (soybean and corn) in 1Q15 grew 68.9% year-over-year, from R$14.3 million, from the sale of 22,200 tons of grain, to R$24.2 million, from the sale of 41,700 tons of grains.

Soybean revenue in 1Q15 grew 68.5% over 1Q14, due to an increase in sales in the period, from R$10.2 million (sale of 10,500 tons at R$972.73 per ton) to $17.2 million (sale of 18,700 tons at R$922.16 per ton).

Corn revenue increased by 69.8% year-over-year, from R$4.0 million (sale of 11,700 tons at R$350.44 per ton) to R$6.9 million (sale of 22,900 tons at R$302.52 per ton).

Release 1Q15	7

Sugarcane revenue in 1Q15 grew 1.7% over 1Q14, from R$ 24.8 million, from the sale of 396,300 tons at R$62.79 per ton, to R$25.3 million from the sale of 377,100 tons at R$67.14 per ton of sugarcane to ETH. The increase in the price of sugarcane per ton was due to the 8% increase in the average TRS price, from R$0.44 per kg in 1Q14 to R$0.48 per kg in 1Q15.

Services revenue in 1Q15 totaling R$ 136,000 came from an advisory services provision agreement related to the development of land owned by Cresca.

     Biological Assets

Biological assets and agricultural products( R$ thousands)	Soybean	Corn	Sugarcane	Gain/Loss
				09/30/14
Production fair value	-	2,757	24,232	26,989
Production cost	-	(2,356)	(22,014)	(24,370)
Gain and loss on agricultutal products	-	402	2,218	2,619
Gain and loss on biological assets	1,485	903	2,766	5,154
Change on biological assets fair value	1,485	1,304	4,984	7,774

The biological assets of the Company and its subsidiaries essentially correspond to the sugarcane and second corn crops and are measured at fair value.

Gains or losses in the variation of the fair value of biological assets are determined by the difference between their fair value and their book value. Book value includes investments and costs effectively incurred until the moment of appraisal.

In 1Q15, the Company recorded a gain of R$7.7 million from biological assets and agricultural products, comprising gains of R$1.5 million from soybean, R$1.3 million from corn and R$4.9 million from sugarcane.

     Inventories

Gain/loss on agricultural products (R$ thousand)	Soybean	Corn	Others	Sugarcane	Gain/loss on
					09/30/2014
Total	(585)	(1,388)	-	-	(1,973)

Inventories of agricultural products are measured at their fair value at harvest, considering the average harvest price in line with the prevailing accounting standard. A provision to adjust inventories at the net realized value of agricultural products is constituted when the fair value of the inventory is higher than the realized value. The realization value is the sales price estimated during the normal course of business less estimated selling expenses. The adjustment at realizable value is booked in the period income statement under “Impairment of agricultural products after harvest”.

Release 1Q15	8

On September 30, 2014, the amount recognized under impairment of agricultural products was R$1.9 million.

    Cost of Goods Sold

(R$ thousand)	1Q15	1Q14	Change
Cost of Goods Sold	(45,240)	(37,078)	22.0%
Soybean	(12,980)	(11,232)	15.6%
Corn	(8,364)	(3,392)	146.6%
Sugarcane	(22,871)	(21,458)	6.6%
Leasing	(915)	(581)	57.4%
Others	(110)	(414)	-73.4%

(R$ thousand)	1Q15	1Q14	Change
Cost of biological assets	(3,316)	(610)	443.5%
Soybean	(3,970)	2,367	n.a.
Corn	1,946	(939)	n.a.
Sugarcane	(1,361)	(2,209)	-38.4%
Leasing	54	-	n.a.
Others	15	171	-91.0%

(R$ thousand)	1Q15	1Q14	Change
Total of cost of goods sold	(48,556)	(37,688)	28.8%
Soybean	(16,949)	(8,865)	91.2%
Corn	(6,418)	(4,331)	48.2%
Sugarcane	(24,232)	(23,667)	2.4%
Leasing	(861)	(581)	48.2%
Others	(95)	(243)	-61.1%

In 1Q15, the cost of goods sold (COGS) came to R$48.5 million. Due to the fair value adjustments of agricultural products, changes in costs between exercises are directly linked to the market prices of commodities at the time of harvest.

In 1Q15, total soybean COGS increased by 91.2% year-over-year, from R$8.9 million, from the sale of 10,500 tons at R$842.73 per ton, to R$16.9 million, from the sale of 18,700 tons at R$906.32 per ton.

In 1Q15, total corn COGS increased by 48.2% over 1Q14, from R$4.3 million, from the sale of 11,600 tons at R$371.20 per ton, to R$6.4 million, from the sale of 22,900 tons at R$279.68 per ton.

In 1Q15, total sugarcane COGS grew by 2.4% over 1Q14, from R$23.6 million, from the sale of 396,300 tons at R$59.72 per ton, to R$24.2 million, from the sale of 377,100 tons at R$64.26 per ton.

Release 1Q15	9

    Selling Expenses

(R$ thousand)	1Q15	1Q14	Change
Selling expenses	(848)	(1,966)	-56.9%
Freight and storage	(145)	(245)	-40.9%
Allowance for doubtfull accounts	(376)	(1,249)	-69.9%
Sales Commission	(45)	52	n.a.
Others	(282)	(524)	-46.2%

In 1Q15, selling expenses totaled R$848,000, 56.9% down on 1Q14.

The 40.8% increase in storage expenses is due to storage expenses for the 13/14 grain harvest.

The decrease in other selling expenses is a result of the reversion of losses with onerous contracts.

    General and Administrative Expenses

(R$ thousand)	1Q15	1Q14	Change
General and administrative expenses	(7,076)	(6,631)	6.7%
Depreciations and amortizations	(336)	(161)	108.8%
Personnel expenses	(4,401)	(4,470)	-1.6%
Expenses with services provider	(914)	(860)	6.3%
Leases and Rents	(232)	(167)	39.1%
Others sales	(1,193)	(973)	22.6%

In 1Q15, general and administrative expenses grew by 6.7% over the same period in the previous year, from R$ 6.6 million to R$ 7.0 million.

This variation was mainly due to the increase in depreciations and amortizations and other expenses.

The increase in depreciations and amortization is a result of the review of the useful lives of buildings and improvements, which changed from 25 years to 50 years of depreciation, with a reversal of R$ 214 thousand in 1Q14, which has not occurred in this quarter.

The increase in other expenses refers to the prepayment of Rural Land Taxes regarding the farms that in the previous year was booked in the second quarter.

Release 1Q15	10

     Financial Result

Financial Result (R$ thousand)	1Q15	1Q14	Change
Interest	(2,976)	(3,863)	-23.0%
Monetary variations	(688)	(489)	40.7%
Foreign exchange variations on liabilities	58	(308)	n.a.
Unwind of present value adjustment	(1,220)	(312)	291.0%
Results with derivatives	7,490	4,465	67.7%
Other financial income / expenses	2,977	3,175	-6.2%
Total	5,641	2,668	111.4%

The consolidated financial result is composed of the following items: (i) interest on financing; (ii) the monetary variation on the amount payable from the acquisition of Alto Taquari and Nova Buriti farms; (iii) U.S. dollar exchange variation of the companies’ USD cash position ; (iv) present value of Cremaq, Araucária and São Pedro farms’ sales receivables, which is linked to the soybean bag prices , (v) income from hedge operations and (vi) bank fees and expenses and returns on cash investments with the FIM Guardian fund, Banco Itaú and Banco BTG Pactual.

Monetary variations refer to the amount payable for the acquisition of the Alto Taquari Farm, which is adjusted by the CDI interbank deposit rate and the Nova Buriti Farm, which is adjusted by the IGPM general market price index.

Foreign exchange variations refer to margin deposits as collateral for derivative transactions at offshore brokerage houses.

Increased balance of realization of present value over assets and liabilities is chiefly due to the adjustment to fair value of accounts payable on the acquisition of Cresca.

     Derivative Operations

Our risk policy primarily aims to hedge the company’s cash flow. In this context, we are concerned not only with the main components of our revenue, but also the main components of our production costs. We therefore monitor on a daily basis: a) the international prices of the main agricultural commodities produced by the company, usually expressed in U.S. dollars; b) the base premium, i.e. the difference between the international and domestic commodity price; c) exchange rates; and d) the prices of the main components such as freight, fertilizers and chemicals, that can significantly impact costs.

The points considered when deciding on the price and margin hedging strategy and tools are listed below:

•        Estimated gross margin based on the current price scenario.

•        Standard deviation from the estimated gross margin for different pricing strategy scenarios.

Release 1Q15	11

•        Analysis of the estimated gross margin in stress scenarios for different hedge strategies.

•        Comparison between current estimates and the company’s budget.

•        Comparison of the estimated gross margin and the historical average.

•        Market expectations and trends.

•        Tax aspects.

In line with our policy, the Company began building hedge positions for the 2014/15 harvest year in the first half of 2014. These positions essentially involve the physical purchase of fertilizer and the sale of soybean and dollar futures

Hedge Position as of October 30th, 2014

Crop	Soybean			FX
	% hedge¹	Price (USD/bu.)	% hedge²		BRL/USD
14/15	19.60%	10.64	6.61%		2.46

1- Percentage of volume in tons of soybeans locked in.

2- Percentage of expected revenue in USD.

Release 1Q15	12

Balance Sheet

     Properties for Investments

The fundamental pillars of the Company’s business strategy are the acquisition, development, exploration and sale of rural properties suitable for agricultural activities. The Company acquires rural properties with significant potential for generating value, subsequently holding the assets and carrying out profitable agricultural activities on them. Once we acquire our rural properties, we begin to implement high-value-added crops and to transform these rural properties by investing in infrastructure and technology, while also entering into lease agreements with third parties. In line with our strategy, when we deem a rural property has reached its optimal value, we sell it to capture the capital gains.

The rural properties acquired by the Company are booked at their acquisition cost, which does not exceed their realized net value, and are recognized under “Non-Current Assets”.

Properties for investment are evaluated at their historical cost, plus investments in buildings, improvements and the clearing of new areas, minus the depreciation accrued according to the same criteria detailed for fixed assets.

			Investment
Farm	Acquisition value	Investments	Properties
Cremaq	35,879	28,880	64,759
Jatobá	33,363	31,831	65,194
Alto Taquari [1]	33,226	118	33,344
Araucária [1]	56,191	1,313	57,504
Chaparral	46,685	15,053	61,738
Nova Buriti	21,648	369	22,017
Preferência	11,007	18,774	29,781
Parceria I and II	-	466	466
In June 30, 2014	237,999	96,804	334,803
Acquisitions	2	10,642	10,644
Reductions	-	(95)	(95)
(-) Depreciation/ Amortization	-	(3,391)	(3,391)
In September 30, 2014	238,001	103,960	341,961

1- not included sugarcane investment.

The acquisition of Cresca will be booked as a joint-venture and, therefore, recognized as an investment and its results as equity income.

The write-offs in the period, were due to buildings, the clearing of areas and construction in progress.

Release 1Q15	13

     CAPEX – Opening of Areas

The table below gives a breakdown of investments in our properties:

CAPEX (R$ thousand)	1Q15	1Q14	Change
Maintenance	643	1,416	-54.6%
Opening	9,263	2,978	211.0%
Total	9,906	4,394	125.4%

     Depreciation – Opening of Areas

The table below shows area clearing depreciation:

Depreciation (R$ thousand)	1Q15	1Q14	Change
Maintenance	(583)	(673)	-13.3%
Opening	(2,544)	(2,284)	11.4%
Total	(3,127)	(2,957)	5.7%

     Indebtedness

The table below shows BrasilAgro’s short and long-term loans and financing on June 30, 2014 and September 30, 2014.

Loans and Financing (R$ thousand)	Expiration	Annual Interest Tax - %	09/30/2014	06/30/2014	Change
Short term
Financiamento de Custeio Agrícola - BNB	Aug-15	7.51	22,117	44,712	-50.5%
Financiamento Projeto Cremaq e Jaborandi - BNB	Oct-14	7.23	12,575	12,742	-1.3%
Financiamento de Máquinas e Equipamentos - FINAME	Sep-15	5.50 to 8.70	1,806	1,814	-0.4%
Financiamento de cana-de-açúcar - Itaú	Jul-15	TJLP + 3.00 to 3.10	2,920	2,985	-2.2%
			39,418	62,253	-36.7%

Long term
Financiamento de cana-de-açúcar - Itaú		TJLP + 3.00 to 3.10	-	1,610	-100.0%
Financiamento de Máquinas e Equipamentos - FINAME	Nov-16	5.50 to 8.70	683	1,056	-35.3%
Financiamento Projeto Cremaq e Jaborandi - BNB	Oct-21	7.23 and SELIC/TJLP + 4.45	51,259	55,243	-7.2%
			51,942	57,909	-10.3%
Total			91,360	120,162	-24.0%

The bulk of the Company’s debt comprises loans and financing from development banks and/or government development agencies, through direct and indirect lending, at interest rates that are cheaper than the market rates. In 1Q15, government development agencies disbursed financing of R$22.1 million.

The balance of loans and financing came to R$91.3 million and R$120.2 million on September 30, 2014 and June 30, 2014, respectively.

Release 1Q15	14

In addition, the balance of accounts payable on acquisitions on September 30, 2014 was R$45.3 million, 1.2% up on June 30, 2014, due to the restatement of the installments, which are adjusted by the IGPM inflation index, the CDI interbank rate and the U.S. dollar.

Acquisitions payable (R$ thousand)	09/30/2014	06/30/2014	Change
Alto Taquari Farm	26,748	26,060	2.6%
Nova Buriti Farm	18,631	18,760	-0.7%
Total	45,379	44,820	1.2%

Release 1Q15	15

Corporate Governance

     Fiscal Council

An October 27 Shareholders’ Meeting approved the election of Debora Morsch, Fabiano Nunes Ferrari and Eduardo Tunchel as sitting members of the Fiscal Council, with Debora Morsch elected by the minority shareholders.

Capital Markets

     Share performance

On November 6, 2014, BrasilAgro’s shares (AGRO3) were quoted at R$7.84, giving a market cap of R$458 million, while its ADRs (LND) were quoted at US$2.85.

Release 1Q15	16

Definitions
Harvest 2012/2013 – fiscal year begun on July 1, 2012 and ended June 30, 2013.
1Q14 – quarter ended September 30, 2013.
Harvest 2013/2014 – fiscal year begun on July 1, 2013 and ended June 30, 2014.
1Q15 – quarter ended September 30, 2014.
Harvest 2014/2015 – fiscal year begun on July 1, 2014 and ended June 30, 2015.

Disclaimer

The statements contained in this document related to the prospects for BrasilAgro’s businesses, projected operating and financial income and growth are merely projections, and as such are based exclusively on management’s expectations.

These expectations depend materially on market conditions, the performance of the Brazilian economy, the industry and international markets, and are therefore subject to change without prior notice.

Release 1Q15	17

Income Statement (R$ ‘000)

	1Q15	1Q14	Change
Revenues from grains	25,758	14,948	72.3%
Revenues from sugarcane	26,002	25,632	1.4%
Revenues from leasing	386	222	73.9%
Revenues from farm sale	-	-	n.a.
Other revenues	1,178	246	378.9%
Deductions from gross revenue	(2,615)	(1,804)	45.0%
Net Sales Revenue	50,709	39,244	29.2%
Change in fair value of biological assets and agricultural products	7,774	1,190	553.3%
(Impairment) Reversal of impairment of net realizablevalueofagricultural products ae r harvest	(1,973)	(15)	13053.3%
Net Revenue	56,510	40,419	39.8%
Cost of agricultural products sale	(48,556)	(37,688)	28.8%
Cost of farm sale	-	-	n.a.
Gross Profit (loss)	7,954	2,731	191.2%

Selling expenses	(848)	(1,966)	-56.9%
General and administrative expenses	(7,076)	(6,631)	6.7%
Depreciations and amortizations	(336)	(161)	108.8%
Personnel expenses	(4,401)	(4,470)	-1.6%
Expenses with services provider	(914)	(860)	6.3%
Leases and Rents	(232)	(167)	39.1%
Others sales	(1,193)	(973)	22.6%

Other operating income/expenses, net	(1,343)	(445)	201.8%

Financial result	5,641	2,668	111.4%
Financial income	30,670	8,161	275.8%
Interest on Financial Investments	3,223	3,346	-3.7%
Interest on assets	1,291	350	268.9%
Monetary variations	-	-	n.a.
Foreign exchange variations on liabilities	3,486	-	n.a.
Unwind of present value adjustment	12,230	-	n.a.
Realized results with derivatives	7,409	1,393	431.9%
Unrealized results with derivatives	3,031	3,072	-1.3%
Financial expenses	(25,029)	(5,493)	355.7%
Bank charges	(246)	(171)	43.9%
Interest on liabilities	(4,267)	(4,213)	1.3%
Monetary variations	(688)	(489)	40.7%
Foreign exchange variations on liabilities	(3,428)	(308)	1013.0%
Unwind of present value adjustment	(13,450)	(312)	4210.9%
Realized results with derivatives	(582)	-	n.a.
Unrealized results with derivatives	(2,368)	-	n.a.

Equity pick up	(803)	-	n.a.

Profit (loss) before income and social contribution taxes	3,525	(3,643)	n.a.

Income and social contribution taxes	(1,943)	574	n.a.

Profit (loss) for the year	1,582	(3,069)	n.a.

Outstanding shares at the end of the period	58,422,400	58,422,400

Basic earnings (loss) per share - R$	0.03	(0.05)	n.a.

Release 1Q15	18

Balance Sheet (R$ ‘000)

Assets	09/30/2014	06/30/2014	Change
Current assets
Cash and Cash equivalents	28,556	86,745	-67.1%
Markable securities	35,940	21,532	66.9%
Trade accounts receivable	48,082	65,010	-26.0%
Inventories	40,566	40,210	0.9%
Biologial assets	10,434	1,421	634.3%
Recoverable taxes	5,629	3,749	50.1%
Derivative financial instruments	18,114	18,255	-0.8%
Transactions with related parties	729	723	0.8%
Other assets	535	442	21.0%
	188,585	238,087	-20.8%

Non-current assets
Biological assets	26,245	31,202	-15.9%
Restricted marketable securities	13,089	13,782	-5.0%
Recoverable taxes	28,263	29,849	-5.3%
Diferred taxes	42,019	43,554	-3.5%
Derivative financial instruments	-	63	-100.0%
Receivables from related parties	29,716	26,068	14.0%
Trade accounts receivable	27,703	37,453	-26.0%
Investment properties	341,961	334,803	2.1%
Other assets	4,746	4,644	2.2%
	513,742	521,418	-1.5%

Investments in unquoted equity instruments	70,408	50,369	39.8%
Property, plant and euipment	13,122	13,542	-3.1%
Intagible assets	4,523	4,966	-8.9%
	601,795	590,295	1.9%

Total assets	790,380	828,382	-4.6%

Release 1Q15	19

Balance Sheet (R$ ‘000)

Liabilities and Equity	09/30/2014	06/30/2014	Change
Current liabilities
Trade accounts payable	8,337	8,158	2.2%
Loans and financing	39,418	62,253	-36.7%
Labor obligations	6,129	8,730	-29.8%
Taxes payable	6,315	6,501	-2.9%
Dividends payable	25	25	0.0%
Derivative financial instruments	4,239	204	1977.9%
Payable for purchase of farms	45,379	44,820	1.2%
Transactions with related parties	28,096	33,237	-15.5%
Onerous contract	-	579	-100.0%
Advances from customers	930	15,038	-93.8%
	138,868	179,545	-22.7%

Non-current liabilities
Loans and financing	51,942	57,909	-10.3%
Taxes payable	1,822	2,482	-26.6%
Provision for legal claims	4,141	3,573	15.9%
Other liabilities	678	967	-29.9%
	58,583	64,931	-9.8%

Equity - Attributable to equity holders of the parent
Capital	584,224	584,224	0.0%
Capital reserves	4,283	4,201	2.0%
Treasury shares	(1,934)	(1,934)	0.0%
Others reserves	15,762	8,403	87.6%
Accumulated losses	(9,406)	(10,988)	-14.4%

Total equity	592,929	583,906	1.5%

Total liabilities and equity	790,380	828,382	-4.6%

Release 1Q15	20

Cash Flow (R$ ‘000)

Cash Flow	1Q15	1Q14

Net Income	1,582	(3,069)
Adjustments to reconcile net income
Depreciation and amortization	6,618	7,180
Granting of stock options	82	311
Residual value of fixed assets	1,022	32
Equity Pickup	95	-
Patrimonial Equivalence	803	-
Gain (loss) on derivatives	(663)	(3,072)
Exchange rate, monetary and financial charges	383	3,251
Ajuste a valor presente de contas a receber pela venda de fazendas e máquinas	1,220	(312)
Income and social contribution taxes	1,535	(391)
Fair value of biological assets and agricultural products and depletion of harvest	(7,774)	(1,190)
Reversal of impairment of agricultural products after harvest	1,973	15
Allowance for doubtful accounts	(864)	519
Onerous contracts	(579)	-
Provisions for lawsuits	568	(322)
	6,001	2,952
Change in operating working capital
Clients	19,136	86,387
Inventories	(2,290)	(32,467)
Biological Assets	966	(743)
Recoverable Taxes	(6)	(2,138)
Derivative Transactions	5,049	(5,510)
Other credits	(195)	(4,244)
Suppliers	50	711
Related parties	(9,856)	-
Paid income tax and social contribution	(846)	(453)
Labor obligations	(2,601)	(2,262)
Clients advance	(14,108)	573
Other obligations	(289)	(73)
Net Cash generated by (used in) operating activities	1,011	42,733
CASH fLOW FROM INVESTMENTS ACTIVITIES

Additions to immobilized and intangible	(673)	(435)
Additions to property for investments	(10,644)	(4,903)
Rescur (Application) for rescue of securities	(10,321)	(704)
Increase in investments and participations	(13,483)	-
Amount received from the sale of farm	6,398	6,346
Net cash (invested in) operating activities	(28,723)	304

CASH FLOW OF FINANCING ACTIVITIES
Loans and financing	22,098	13,351
Interest from Loans and Financing	(4,422)	(1,201)
Payment of loans and financing	(48,153)	(18,934)
Treasury shares	-	(940)
Generated (provided) net cash by financing activities	(30,477)	(7,724)
Increase (decrease) in cash and cash equivalents	(58,189)	35,313
Cash and cash equivalents at the beginning of the year	86,745	75,694
Cash and cash equivalents at the end of the year	28,556	111,007
	(58,189)	35,313

Release 1Q15	21

Release 1Q15	22

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 7, 2014.

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS

	By:	/s/ Julio Cesar de Toledo Piza Neto
		Name:	Julio Cesar de Toledo Piza Neto
		Title:	Chief Executive Officer and Investor Relations Officer

Date: November 7, 2014.
	By:	/s/ Gustavo Javier Lopez
		Name:	Gustavo Javier Lopez
		Title:	Chief Administrative Officer